EXHIBIT 99.1

Brookfield Asset Management Announces Strong Third Quarter Results

Strong Fundraising with $61 Billion of Capital Raised Year-to-Date; Remain on Track to Achieve Capital Raising Target of Close to $150 Billion

$102 Billion of Dry Powder Available to Deploy into Attractive Market Opportunities

BROOKFIELD, NEWS, Nov. 06, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced financial results for the quarter ended September 30, 2023.

Connor Teskey, President of Brookfield Asset Management stated, “We had an excellent quarter from a fundraising perspective. We raised $61 billion of capital year-to-date with $26 billion of that capital in the third quarter. We are very fortunate that the businesses where we have established a leadership position remain in strong demand by investors. We closed our sixth private equity strategy at $12 billion, our largest ever to-date. We also held strong closes for our fifth infrastructure flagship fund and third infrastructure debt fund and began raising capital for our second transition flagship fund. When completed, those funds should represent the largest funds ever raised by a sponsor for each of these respective strategies.”

He continued, “2023 is shaping up to be an excellent year for capital raising, which sets the stage next year for excellent earnings and dividend growth. With fundraising momentum continuing to ramp up in the fourth quarter, first closes coming for our second transition flagship fund and our fifth real estate flagship fund, as well as the anticipated completion of a contract to manage AEL’s insurance assets, we remain on track for close to our $150 billion capital raising target.”

Operating Results

Brookfield Asset Management Ltd.

Net income for the publicly traded entity Brookfield Asset Management Ltd. (BAM) totaled $122 million for the quarter. BAM owns a 25% interest in our asset management business and the remaining 75% is owned by Brookfield Corporation. In order to provide meaningful comparative information, the following discussion relates to the financial results on a 100% basis for our asset management business (Brookfield Asset Management).

Brookfield Asset Management1

For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Twelve Months Ended
	2023	2022	2023	2022
Fee-Related Earnings[2]	$565	$523	$2,236	$2,065
Add back: equity-based compensation costs and other income[3]	49	22	177	81
Less: cash taxes	(46)	(21)	(186)	(81)
Distributable Earnings[2]	$568	$524	$2,227	$2,065

Fee-related earnings per share	$0.35	$0.32	$1.37	$1.26
Distributable earnings per share	$0.35	$0.32	$1.36	$1.26

Net income attributable to Brookfield Asset Management	$494	$395	$1,969	$1,889

See endnotes

Brookfield Asset Management’s distributable earnings were $568 million for the quarter and $2.2 billion over the last twelve months. Fee-related earnings comprise approximately 100% of distributable earnings for both the quarter and the last twelve months. Despite price valuations of our publicly listed permanent capital vehicles, strong fundraising and capital deployment efforts drove fee-related earnings to $565 million for the quarter. This resulted in an increase of 8% compared to the prior year period.

Operating Highlights

We raised $71 billion over the last twelve months, with $26 billion raised during the third quarter and $61 billion raised year-to-date. Notable fundraising updates during the third quarter to date include:

  We raised a collective $4.3 billion of capital between our two largest infrastructure funds. In the fifth vintage of our flagship infrastructure fund, we raised $3.0 billion of capital, growing the fund to over $27 billion, and expect to hold a final close by the end of the year. Subsequent to quarter end, we held a final close for our third infrastructure debt fund of $1.3 billion of capital, making this vintage more than double the size of its predecessor fund with over $6.0 billion of capital commitments.
  We raised $11.0 billion across Oaktree funds, including $3.2 billion for our twelfth opportunistic credit fund and $2.3 billion for our strategic lending partners fund.
  We held a final close of $715 million for the sixth vintage of our flagship private equity strategy during the quarter, which, at $12 billion, makes this the largest private equity strategy we have ever raised.

Fee-bearing capital was $440 billion at the end of the third quarter, flat from the prior quarter and up $33 billion or 8% over the past year.

  The above year-over-year increase in fee-bearing capital contributed to growth in fee-related earnings to $2.2 billion over the last twelve months, representing a 13% increase over the prior year period, excluding performance fees.

In the third quarter, we deployed $18 billion of capital into investments across a number of large-scale, high-quality businesses and assets. Notable deployments in the quarter include:

  From our infrastructure flagship, we deployed $4.7 billion of capital, including $1.4 billion of co-invest capital, towards the acquisition of Triton International, announced in April of this year. Triton is the world’s largest lessor of intermodal shipping containers and this transaction expands the build out of our international logistics and supply chain operations capabilities.
  Also from our infrastructure flagship, we deployed $2.5 billion to fund the acquisition of Data4. This acquisition is Brookfield’s first major entry into the European data center market and is an important part of our goal of owning and operating one of the largest hyperscale data center platforms in the world.
  Across Oaktree funds, we deployed $6.5 billion of capital, including $1.9 billion deployed out of the eleventh vintage of our opportunistic credit fund, approximately $660 million out of the twelfth vintage of our opportunistic credit fund, and approximately $660 million out of our Sponsor Fund Credit business. Credit opportunities will only get better heading into 2024.

As of September 30, 2023, we had a total of $102 billion of uncalled fund commitments.

  Uncalled fund commitments include $45 billion which is not currently earning fees, but that will earn approximately $450 million of fees annually once deployed.
  We hold close to $3.0 billion of cash and equivalents on our balance sheet.

Strategic Initiatives in the Quarter

In September, BAM announced a strategic partnership with Société Générale to originate and distribute high-quality private credit investments through a new private investment grade debt fund. The initial fund is targeting a total of €10 billion and will launch with €2.5 billion of seed funding at inception from Brookfield Corporation and Société Générale.

In August, we and Sequoia Heritage finalized a 50/50 joint venture agreement to form Pinegrove Capital. Pinegrove is focused on secondary and structured capital solutions in the technology and venture capital space. Brookfield brings considerable expertise in secondaries and structured investments, and Sequoia Heritage has a strong track record of investing in the technology sector. Brookfield Asset Management and Sequoia Heritage will collectively invest $500 million as anchor investors, with an inaugural fund expected to launch in the first half of 2024.

Regular Dividend Declaration & Establishment of Dividend Reinvestment Program

The board of directors of Brookfield Asset Management Ltd. declared a quarterly dividend of $0.32 per share, payable on December 29, 2023, to shareholders of record as of the close of business on November 30, 2023.

End Notes
1.	Reflects full period results unless otherwise noted on a 100% basis for Brookfield Asset Management, being Brookfield Asset Management ULC and its subsidiaries, including its share of the asset management activities of partly owned subsidiaries.
2.	See Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings on page 6 and Non-GAAP and Performance Measures section on page 8.
3.	Equity-based compensation costs and other income includes Brookfield Asset Management’s portion of partly owned subsidiaries investment income, realized carried interest, and other income.

Brookfield Asset Management Ltd.
Statement of Financial Position

Unaudited As at (US$ millions)	September 30	December 31
	2023	2022
Assets
Cash and cash equivalents	$12	$1
Investment in Brookfield Asset Management	2,294	2,378
Due from affiliates	823	782
Other assets	41	—
Total Assets	$3,170	$3,161

Liabilities
Accounts payable and other	$761	$781
Due to affiliates	242	3
Total Liabilities	1,003	784

Equity
Total Equity	2,167	2,377
Total Liabilities and Equity	$3,170	$3,161

Brookfield Asset Management Ltd.
Statement of Operating Results

Unaudited For the period ended September 30 (US$ millions, except per share amounts)	Three Months Ended
2023

Equity accounted income	$123
Compensation and other expenses	(1)
Net Income	$122

Net income per share of common stock
Diluted	$0.31
Basic	$0.31

Brookfield Asset Management
Statement of Financial Position

Unaudited As at (US$ millions)	September 30	December 31
	2023	2022
Assets
Cash and cash equivalents	$2,945	$3,545
Accounts receivable and other	511	429
Investments	7,336	6,877
Due from affiliates	2,089	2,121
Deferred income tax assets and other assets	1,241	1,115
Total Assets	$14,122	$14,087

Liabilities
Accounts payable and other	$1,768	$1,842
Due to affiliates	859	811
Deferred income tax liabilities and other	2,086	1,828
	4,713	4,481
Equity
Total Equity	9,409	9,606

Total Liabilities, and Common Equity	$14,122	$14,087
Note: Reflects balances on a 100% basis for our asset management business, being Brookfield Asset Management and its subsidiaries, as well as its share of the asset management activities of partly owned subsidiaries.

Brookfield Asset Management
Statement of Operating Results

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended
	2023	2022
Revenues
Incentive distribution and management fee revenues	$778	$715
Carried interest income net of amounts attributable to Corporation	25	—
Other revenue	90	116
Total Revenues	893	831

Expenses
Compensation, operating, and general and administrative expenses	(307)	(329)
Interest expense	(3)	(48)
Total Expenses	(310)	(377)
Other income, net	(43)	341
Share of income from equity accounted investments	22	40
Income Before Taxes	562	835
Income tax expense	(52)	(140)
Net Income	$510	$695

Net income attributable to:
Brookfield Asset Management	$494	$395
Brookfield Corporation	16	300
	510	695
Net income per share
Diluted	$0.30	$0.24
Basic	$0.30	$0.24
Note: Reflects results on a 100% basis for our asset management business, being Brookfield Asset Management and its affiliates.

SELECT FINANCIAL INFORMATION

RECONCILIATION OF NET INCOME TO FEE-RELATED EARNINGS AND DISTRIBUTABLE EARNINGS

Brookfield Asset Management

	Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended
		2023	2022
	Net income	$510	$695
	Add or subtract the following:
	Provision for taxes[1]	52	140
	Depreciation and amortization[2]	3	6
	Carried interest allocations[3]	(89)	(31)
	Carried interest allocation compensation[3]	3	3
	Other income and expenses[4]	40	(344)
	Interest expense paid to related parties[4]	3	48
	Interest and dividend revenue[4]	(44)	(85)
	Other revenues[5]	(10)	—
	Share of income from equity accounted investments[6]	(22)	(40)
	Fee-related earnings of partly owned subsidiaries at our share[6]	71	63
	Compensation costs recovered from affiliates[7]	15	—
	Fee revenues from consolidated funds & Other[8]	33	68
	Fee-Related Earnings	565	523
	Cash Taxes[9]	(46)	(21)
	Add back: equity-based compensation costs and other[10]	49	22
	Distributable Earnings	$568	$524

1.	This adjustment removes the impact of income tax provisions (benefit) on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of Brookfield Asset Management.
2.	This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
3.	These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are unrealized in nature.
4.	These adjustments remove other income and expenses associated with non-cash fair value changes and remove interest and charges paid or received related to related party loans.
5.	This adjustment adds back other revenues earned that are non-cash in nature.
6.	These adjustments remove our share of partly owned subsidiaries’ earnings, including items 1) to 5) above and include its share of partly owned subsidiaries’ Fee-Related Earnings.
7.	This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.
8.	This adjustment adds base management fees earned from funds that are eliminated upon consolidation and other items.
9.	Represents the impact of cash taxes paid by the business.
10.	This adjustment adds back equity-based compensation and other income associated with Brookfield Asset Management’s portion of partly owned subsidiaries’ investment income, realized carried interest and other income and other items.

Additional Information

The Letter to Shareholders and the Supplemental Information for the three months and twelve months ended September 30, 2023, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2023, which have been prepared using U.S. GAAP. The amounts have not been audited by BAM’s external auditor.

BAM’s board of directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements, prior to its release.

Information on our dividends can be found on our website under Stock & Distributions - Distribution History section at bam.brookfield.com.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access BAM’s Third Quarter 2023 Results, as well as the Shareholders’ Letter and Supplemental Information, on its website under the Reports & Filings section at bam.brookfield.com.

To participate in the Conference Call today at 11:00 a.m. EST, please preregister at https://register.vevent.com/register/BIdd5ad97c22d044489e118e248f492e43. Upon registering, you will be emailed a dial-in number, and unique PIN.

The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/gw53ybqt. For those unable to participate in the Conference Call, the telephone replay will be archived and available until  November 6, 2024, or available on our website at bam.brookfield.com.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Please note that Brookfield Asset Management Ltd.’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at bam.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989-0311 Email: jason.fooks@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial information are based on generally accepted accounting principles in the United States of America (“U.S. GAAP”).

We make reference to Distributable Earnings (“DE”), which is referring to the sum of its fee-related earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of Brookfield Asset Management for DE is net income. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use Fee-Related Earnings (“FRE”) and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with U.S. GAAP. These financial measures, which include FRE and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with U.S. GAAP. We caution readers that these non-GAAP financial measures or other financial metrics are not standardized under U.S. GAAP and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-GAAP measures in our filings available at bam.brookfield.com.

Notice to Readers

BAM is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

In addition to historical fact, this news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of BAM, Brookfield Asset Management and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements include words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “target”, “project”, “forecast”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to future results, performance, achievements, prospects or opportunities of BAM, Brookfield Asset Management or the Canadian, U.S. or international markets.

Although BAM believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our lack of independent means of generating revenue; our material assets consisting solely of our interest in Brookfield Asset Management; challenges relating to maintaining our relationship with Brookfield Corporation and potential conflicts of interest; BAM being a newly formed company; our liability for our asset management business; our ability to maintain BAM’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws; the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions; the impact on growth in fee-bearing capital of poor product development or marketing efforts; our ability to maintain our global reputation; volatility in the trading price of our class A limited voting shares; being subjected to numerous laws, rules and regulatory requirements; the potential ineffectiveness of our policies to prevent violations of applicable law; meeting our financial obligations due to our cash flow from our asset management business; foreign currency risk and exchange rate fluctuations; requirement of temporary investments and backstop commitments to support our asset management business; rising interest rates; revenues impacted by a decline in the size or pace of investments made by our managed assets; our earnings growth can vary, which may affect our dividend and the trading price of our class A limited voting shares; exposed risk due to increased amount and type of investment products in our managed assets; difficulty in maintaining our culture or managing our human capital; political instability or changes in government; unfavorable economic conditions or changes in the industries in which we operate; catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; deficiencies in public company financial reporting and disclosures; ineffective management of environmental, social and governance (ESG) considerations, and inadequate or ineffective health and safety programs; failure of our information and technology systems; us and our managed assets becoming involved in legal disputes; losses not covered by insurance; inability to collect on amounts owing to us; information barriers that may give rise to conflicts and risks; risks related to our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit strategies; risks relating to Canadian and United States taxation laws; and other factors described in our annual report on Form 20-F, including those set forth under Item 3.D “Risk Factors,” Item 4.B “Business Overview” and Item 5.A “Operating Results.”

We caution that these factors are not exhaustive and that other factors could also adversely affect future results. Readers are cautioned not to place undue reliance on forward-looking statements that are included in this news release, which are made as of the date of this news release. Except as required by law, BAM undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by BAM in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While BAM believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, BAM makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.